October 23, 2020	TSX.V - GIGA

Giga Metals - Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Special Meeting of Giga Metals Corporation (the "Issuer") held on October 22, 2020.

1. Number of Directors

By vote of proxy (For: 7,867,961 Shares, Against:  3,935,230 Shares), the number of directors was set at five.

2. Election of Directors

By vote of proxy and in person, the following persons were elected as directors of the Issuer until their term of office expires:

	For	Withheld
Lyle Davis	12,904,690	186,001
Mark Jarvis	12,920,740	169,951
Martin Vydra	12,977,246	113,445
Robert Morris	12,906,563	184,128
Anthony Milewski	7,602,068	5,488,623

3. Appointment and Remuneration of Auditor

By vote of proxy (For: 13,007,111 Shares, Withheld: 83,580 Shares), Crowe MacKay LLP was appointed as auditor of the Issuer for the ensuing year and the directors are authorized to set the remuneration.

4.  Approval of Stock Option Plan

By vote of proxy (For: 12,768,708 Shares, Against: 321,983 Shares); the approval of the resolutions set out in the Information Circular approving the Stock Option Plan.

5. Other Business

By vote of proxy (For: 12,828,323 Shares, Against: 262,368).

Page 2 .. cont'd.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS,

Tel:  604 681 2300
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

#203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8  T: 604-681-2300
www.gigametals.com